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FORM OF TAX OPINION

[ ], 2026

Board of Trustees

[Acquired Fund]

Lincoln Funds Trust

1301 S. Harrison Street

Fort Wayne, Indiana 46802

Board of Trustees

[Acquiring Fund]

Lincoln Variable Insurance Products Trust

1301 S. Harrison Street

Fort Wayne, Indiana 46802

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to [Acquired Fund] (the “Acquired Fund”), a separate series of Lincoln Funds Trust, a Delaware statutory trust (the “Acquired Fund Trust”), to the record holders of shares (the “Acquired Fund Shares”) of the Acquired Fund (the “Acquired Fund Shareholders”), and to [Acquiring Fund] (the “Acquiring Fund”), a separate series of Lincoln Variable Insurance Products Trust, a Delaware statutory trust (the “Acquiring Fund Trust”), in connection with the transfer of the assets as defined in paragraph 1.2 of the Agreement and Plan of Reorganization (the “Agreement”), dated as of [ ], 2026, executed by the Acquired Fund Trust on behalf of the Acquired Fund and by the Acquiring Fund Trust on behalf of the Acquiring Fund, of the Acquired Fund (the “Assets”) to the Acquiring Fund in exchange solely for voting shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of the Acquired Fund’s liabilities as defined in paragraph 1.3 of the Agreement (the “Liabilities”) by the Acquiring Fund, followed by the distribution of such Acquiring Fund Shares received by the Acquired Fund in complete liquidation and termination of the Acquired Fund (the “Reorganization”), all pursuant to the Agreement.

Page 2 [Acquired Fund] – [Acquiring Fund] [ ], 2026

For purposes of this opinion, we have examined and relied upon (1) the Agreement, (2) the Registration Statement filed on Form N-14 by the Acquiring Fund Trust with the U.S. Securities and Exchange Commission, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquired Fund Trust on behalf of the Acquired Fund, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquiring Fund Trust on behalf of the Acquiring Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Agreement.

Based upon the foregoing, it is our opinion that for federal income tax purposes:

1.

The acquisition by the Acquiring Fund of the Assets of the Acquired Fund in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities of the Acquired Fund, followed by the distribution of the Acquiring Fund Shares by the Acquired Fund to the Acquired Fund Shareholders and the termination of the Acquired Fund will constitute a “reorganization” within the meaning of section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund will each be a “party to a reorganization” within the meaning of section 368(b) of the Code.

2.

The Acquired Fund will not recognize gain or loss upon the transfer of its Assets to the Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities of the Acquired Fund, except for: (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of

Page 3 [Acquired Fund] – [Acquiring Fund] [ ], 2026

an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

3.	The Acquired Fund Shareholders will not recognize gain or loss on the receipt of the Acquiring Fund Shares solely in exchange for the Acquired Fund Shares pursuant to the Reorganization.

4.	The Acquired Fund will not recognize gain or loss upon the distribution to the Acquired Fund Shareholders of the Acquiring Fund Shares received by the Acquired Fund in the Reorganization.

5.

The aggregate tax basis of the Acquiring Fund Shares received by the Acquired Fund Shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund Shares exchanged therefor.

6.

The holding period of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will include the holding period of the Acquired Fund Shares exchanged therefor, provided that the Acquired Fund Shareholder held the Acquired Fund Shares as capital assets at the time of the Reorganization.

7.

The Acquiring Fund will not recognize gain or loss upon the receipt of the Assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities of the Acquired Fund.

8.

The tax basis of each Asset of the Acquired Fund transferred to the Acquiring Fund in the Reorganization will be the same in the hands of the Acquiring Fund as the tax basis of such Asset in the hands of the Acquired Fund immediately prior to the transfer thereof, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Acquiring Fund on the transfer.

9.

The holding period of each Asset of the Acquired Fund transferred to the Acquiring Fund in the Reorganization in the hands of the Acquiring Fund, other than Assets with respect to which gain or loss is required to be recognized, will include the Acquired Fund’s holding period for such Asset

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(except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an Asset).

10.	The taxable year of the Acquired Fund will not end as a result of the Reorganization.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Agreement.

Very truly yours,